As filed with the Securities and Exchange Commission on November 17, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

——————————

SCHEDULE TO/A
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 1)

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TEGAL CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

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Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

879008209
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

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CHRISTINE T. HERGENROTHER
Vice President and Chief Financial Officer
TEGAL CORPORATION
2201 South McDowell Boulevard
Petaluma, CA  94954
(707) 763-5600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Robert W. Phillips, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
(650) 328-4600
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CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
$936,964	$107.00

*
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 310,812 shares of common stock of Tegal Corporation, par value $0.01 per share (“Common Stock”), having an aggregate value of $936,964 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of November 3, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the aggregate transaction valuation.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $107.00	Filing Party: Tegal Corporation
Form or Registration No.: Schedule TO (File No. 005-45451)	Date Filed: November 8, 2006.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2006 (the “Tender Offer Statement”), and relates to the offer by offer by Tegal to holders of outstanding options to purchase its common stock under the Eighth Amended and Restated 1998 Equity Participation Plan (the “Plan”) with an exercise price greater than or equal to $7.70, two times the closing price of a share of Tegal common stock on November 3, 2006 (“Eligible Options”). The Offer is for holders to cancel their Eligible Options in exchange for a lesser number of either (1) restricted stock units (“RSUs”) or (2) new options to purchase shares of Tegal’s common stock (“New Options”), issued under the Plan on the terms and conditions set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock filed as Exhibit (a)(1)(A) to the Tender Offer Statement (the “Offer”).

The information contained in the Offer is expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 11.

Items 1 through 11 of the Tender Offer Statement, which incorporate by reference the information contained the Offer, a copy of which was filed with the original Tender Offer Statement as Exhibit (a)(1(A) , is hereby amended as follows:

1.	The fourth full paragraph on the front cover of the Offer has been revised to read as follows:

We are offering to exchange unexercised Eligible Options by determining the value of the Eligible Options as of November 3, 2006 using the Black-Scholes option pricing model (the “Dollar Value”). The Black-Scholes valuation model is a widely used model for calculating the value of derivative securities. You may elect whether to exchange your Eligible Options for either RSUs or New Options. The number of either RSUs or New Options that you will be granted in exchange for cancellation of your Eligible Options will be determined by the following formula: the Dollar Value of your Eligible Options will be reduced by ten percent (10%), then that reduced amount will be divided by the “fair market value” of a share of Company common stock. “Fair market value” for this purpose is the average closing price of a share of Company common stock as reported on the Nasdaq Capital Market for the ten trading-day period ending on the trading day that is two trading days before the Expiration Date. You may call Tegal at (800) 828-3425 to confirm the Dollar Value of your Eligible Options and to determine the number of New Options or RSUs you would be eligible to receive in the Option Exchange Program.

2.	The fifth full paragraph on the front cover of the Offer has been revised to read as follows:

As an example, if you have an Eligible Option grant representing the right to purchase 100 shares of common stock and you elect to exchange this Eligible Option for RSUs, you will receive RSUs on the Grant Date representing the right to receive the number of shares of Company common stock equal to the Dollar Value of your Eligible Option, reduced by 10%, and divided by the fair market value (the average closing price of a share of Company common stock as reported on the Nasdaq Capital Market for the ten trading-day period ending on the trading day that is two trading days before the Expiration Date).

3.	The second sentence in the last full paragraph on the front cover of the Offer has been revised to read as follows:

“On November 15, 2006, the closing price of our common stock as reported on the Nasdaq Capital Market was $4.60 per share.”

4.	Question 8 under the “Summary of Terms of the Offer” has been revised to read as follows:

Specific Questions About the Eligible Options to be Exchanged

Q8.	If I participate, how many RSUs or New Options will I receive?

Under this Offer, you may make an election to exchange your unexercised Eligible Options for a number of either RSUs or New Options to be granted in accordance with the following exchange formula:

Dollar Value of your Eligible Options (determined as of November 3, 2006 using the Black-Scholes  option pricing model),

Minus ten percent (10%),

Divided by the “fair market value” of a share of Company common stock.

“Fair market value” for this purpose is the average closing price of a share of Company common stock as reported on the Nasdaq Capital Market for the ten trading-day period ending on the trading day that is two trading days before the Expiration Date. If any fractional numbers result from the exchange formula calculation, RSU and New Option grants will be rounded down for any fractional option to the next whole share on a grant-by-grant basis.

5.	Question 33 under the “Summary of Terms of the Offer” has been revised to read as follows:

Q33.	Who can I talk to if I have questions about the Offer?

You may call Tegal at (800) 828-3425 to confirm the Dollar Value of your Eligible Options and to determine the number of New Options or RSUs you would be eligible to receive in the Offer. For additional assistance, please call Adam LaVigna @ 707-765-5656 or send an e-mail to alavigna@tegal.com. You should consult your personal outside advisor(s) if you have questions about your financial or tax situation.

6.	The fifth full paragraph in Section 1. “Number of Options; Expiration Date” has been revised to read as follows:

In this Offer, each Eligible Option grant may be exchanged for RSUs or New Options, as elected, to be granted in accordance with the following exchange formula:

Dollar Value of your Eligible Options (determined as of November 3, 2006 using the Black-Scholes  option pricing model),

Minus ten percent (10%),

Divided by the “fair market value” of a share of Company common stock.

“Fair market value” for this purpose is the average closing price of a share of Company common stock as reported on the Nasdaq Capital Market for the ten trading-day period ending on the trading day that is two trading days before the Expiration Date. If any fractional numbers result from the exchange formula calculation, RSU and New Option grants will be rounded down for any fractional option to the next whole share on a grant-by-grant basis.

7.	The sixth full paragraph in Section 1. “Number of Options; Expiration Date” has been revised to read as follows:

As an example, if you have an Eligible Option grant representing the right to purchase 100 shares of common stock and you elect to exchange this Eligible Option for RSUs, you will receive RSUs on the Grant Date representing the right to receive the number of shares of Company common stock equal to the Dollar Value of your Eligible Option, reduced by 10%, and divided by the fair market value (the average closing price of a share of Company common stock as reported on the Nasdaq Capital Market for the ten trading-day period ending on the trading day that is two trading days before the Expiration Date).

8.	The first bullet in Section 6. “Conditions of this Offer” has been revised to read as follows:

•
if any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acquisition of some or all of the exchanged Eligible Options, the issuance of RSUs and/or New Options, or otherwise relates to this Offer or that, in our reasonable judgment, could materially and adversely affect our business, financial condition, income or operations;

9.	The fifth bullet in Section 6. “Conditions of this Offer” has been revised to read as follows:

•	if any of the following change or changes occur in our business, financial condition, assets, income, operations or stock ownership:

(a)
 litigation or other proceedings are instituted against us, or any of our officers or members of our Board in their capacities as such, before or by any federal, state or local court, commission, regulatory body, administrative agency or other governmental or legislative body, domestic or foreign, in which an unfavorable ruling, decision, action, order, decree or finding resulting from such litigation or proceeding would materially and adversely affect Tegal collectively with our subsidiaries;

(b)	a material loss or interference with our business or properties from fire, explosion, flood or other casualty, whether or not covered by insurance;

(c)	the suspension of trading in our equity securities by the SEC or by the Nasdaq Stock Market; or

(d)
a material change in the prospects for our business resulting from any number of factors such as a material adverse change in the financial or securities markets in the United States or elsewhere, or in political, financial or economic conditions in the United States or elsewhere, or any outbreak or material escalation of foreign or domestic hostilities or other calamity or crisis that could, in our reasonable judgment, have a material adverse effect on the business, financial condition or operations of Tegal or our subsidiaries or on the trading in our common stock.

10.	The second-to-last paragraph in Section 6 “Conditions of this Offer” has been revised to read as follows:

Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any particular right is not, and will not be construed as, the waiver of any other right. However, once we choose to waive a particular right, we may not reassert that particular right again in this Offer. Any determination we make concerning the waiver or assertion by us of any of the conditions of this Offer will be final and binding on all Eligible Employees.

11.	The last line entry in the Price Range of Common Stock table in Section 7 “Price Range of Common Stock” has been revised to read as follows:

	High	Low
“Third Quarter (through November 15, 2006)…..…………………….…	$5.08	$3.61

12.	The second full paragraph in Section 7 “Price Range of Common Stock” has been revised to read as follows:

As of November 15, 2006, the last reported sales price of our common stock as reported on the Nasdaq Capital Market was $4.60 per share.

13.	The first full paragraph in Section 8. “Source and Amount of Consideration; Terms of RSUs and New Option Grants” has been revised to read as follows:

Consideration. In this Offer, each Eligible Option may be exchanged for either RSUs or a New Option to be granted in accordance with the following exchange formula (rounded down to the next whole share): the Dollar Value of your Eligible Options (as determined on November 3, 2006 using the Black-Scholes option pricing model) will be reduced by ten percent (10%), then that reduced amount will be divided by the fair market value of a share of Company common stock. “Fair market value” for this purpose is the average closing price of a share of Company common stock as reported on the Nasdaq Capital Market for the ten trading-day period ending on the trading day that is two trading days before the Expiration Date. If any fractional numbers result from the exchange formula calculation, RSU and New Option grants will be rounded down for any fractional option to the next whole share on a grant-by-grant basis. The Black-Scholes option pricing model is a widely used model for calculating the value of derivative securities.

14.	The first full paragraph of Section 15 “Additional Information” has been revised to read as follows:

This Offer document is part of a Tender Offer Statement on Schedule TO that we have filed with the Securities and Exchange Commission (“SEC”). This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to exchange your Eligible Options:

(a)	our Annual Report on Form 10-K for our fiscal year ended March 31, 2006, filed with the SEC on June 13, 2006;

(b)	our Quarterly Report on Form 10-Q for our quarter ended June 30, 2006, filed with the SEC on August 14, 2006;

(c)	our Quarterly Report on Form 10-Q for our quarter ended September 30, 2006, filed with the SEC on November 14, 2006

(d)	our Definitive Proxy Statement for our 2006 Annual Meeting of Stockholders, filed with the SEC on June 20, 2006; and

(e)
the description of the common stock contained in our Registration Statement on Form 8-A (File No. 01-26824), which was declared effective by the Commission on October 18, 1995, including any subsequently filed amendments and related reports.

ITEM 12. EXHIBITS.

See Index of Exhibits below.

ITEM 16. FINANCIAL STATEMENTS.

1.	The second sentence of the first full paragraph is revised to read as follows:

In addition, set forth below is our ratio of earnings to fixed charges for the fiscal years ended March 31, 204, 2005, and 2006 and for the quarter six months ended September 30, 2006, and the book value per share information as of September 30, 2006.

	Fiscal Year Ended March 31,			Six Months Ended
	2004	2005	2006	Sept. 30, 2006
Ratio of earnings to fixed charges (1)	—	—	—	—

__________
(1)  For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on capital leases and interest on debenture financing. Earnings were insufficient to cover fixed charges by $41,463, $4,000, $0, and $0 in fiscal years 2004, 2005, 2006 and the six months ended September 30, 2006.

The book value per share of the Company at September 30, 2006 was $3.01, based on 7,055,623 shares (on a post-reverse split basis) outstanding as of September 30, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tegal Corporation

By:	/s/ Christine T. Hergenrother
Christine T. Hergenrother
Its:	Chief Financial Officer

Dated: November 17, 2006

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated November 7, 2006.*
99.(a)(1)(B)	Form of Stock Option Exchange Election Form.*
99.(a)(1)(C)	Tegal’s Proxy Statement for the 2006 Annual Meeting of Stockholders, filed with the SEC on June 29, 2006 and incorporated herein by reference.*
99.(a)(1)(D)	Tegal Corporation’s Annual Report on Form 10-K for its fiscal year ended March 31, 2006, filed with the SEC on June 13, 2006, and incorporated herein by reference.*
99.(b)	Not applicable.
99.(d)(1)	Eighth Amended and Restated 1998 Equity Participation Plan, incorporated herein by reference to Tegal’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.*
99.(d)(2)	Form of Non-Qualified Stock Option Agreement.*
99.(d)(3)	Form of Restricted Stock Unit Agreement.*
99.(g)	Not applicable.
99.(h)	Not applicable.

____________ * Previously filed with original Tender Offer Statement on Schedule TO on November 8, 2006.